SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/11/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
771,879

8. SHARED VOTING POWER
312,917

9. SOLE DISPOSITIVE POWER
1,084,796
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,084,796

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.44%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 23, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on February 12 , 2010 there were 9,485,8362 shares of common stock outstanding as of February 12 , 2010 The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management LLC, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,084,796 shares of SLS or 11.44% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filings on 7/23/2010 the following shares of SLS were purchased:

Date:		        Shares:		Price:
7/21/10		        15,000		7.4100
07/28/10		22,700		7.8158
07/30/10		15,300		7.8646
08/03/10		5,662		8.0193
08/04/10		3,500		8.0203
08/05/10		6,000		8.0000
08/06/10		11,000		7.9985
08/09/10		7,798		8.0630
08/10/10		5,037		7.9993
08/11/10		14,751		7.9172
08/12/10		11,200		8.5900
08/13/10		50,000		8.5200
08/18/10		10,000		8.6800
08/19/10		25,000		8.6471

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/23/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos